UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

December 31, 2008 and 2007

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
Ten Terrace Ct, PO Box 7398
Madison, WI 53707-7398
tel 608 249 6622
fax 608 249 8532
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HNI Corporation Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, IA

We have audited the accompanying statements of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
Ten Terrace Ct, PO Box 7398
Madison, WI 53707-7398
tel 608 249 6622
fax 608 249 8532
bakertilly.com

To the HNI Corporation Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of HNI Corporation Profit Sharing Retirement Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Madison, Wisconsin
June 10, 2009

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

ASSETS

	2008	2007
NONINTEREST-BEARING CASH	$31,708	$0
INVESTMENTS, AT FAIR VALUE		
Investments, participant-directed	322,076,443	518,332,238
Fully benefit-responsive investment contracts	154,874,659	160,497,970
HNI Corporation common stock	40,847,526	88,606,717
Total investments, at fair value	517,798,628	767,436,925
RECEIVABLES		
Company contributions	23,824,599	27,490,249
Receivables for security and investment transactions pending	393,918	294,699
Total receivables	24,218,517	27,784,948
TOTAL ASSETS	542,048,853	795,221,873
LIABILITIES		
Corrective distributions	1,453	42,738
Accrued plan expenses	39,855	43,129
Payables for security and investment transactions pending	57,482	261,060
Other liabilities	218,538	306,768
Total Liabilities	317,328	653,695
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	541,731,525	794,568,178
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	2,463,144	(1,115,327)
NET ASSETS AVAILABLE FOR BENEFITS	$544,194,669	$793,452,851

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

ADDITIONS	
Contributions	
Employee	$25,777,708
Employer cash	18,511,183
Employer noncash (HNI Corporation common stock)	6,569,217
Rollovers	5,128,816
Total contributions	55,986,924
Investment Loss	
Net appreciation (depreciation) in fair value of investments	(211,249,825)
Interest and dividends	17,218,704
Total investment loss	(194,031,121)
Total additions	(138,044,197)
DEDUCTIONS	
Benefits paid to participants	111,006,862
Administrative expenses	205,670
Corrective distributions	1,453
Total deductions	111,213,985
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(249,258,182)
NET ASSETS AVAILABLE FOR BENEFITS -	
Beginning of year	793,452,851
NET ASSETS AVAILABLE FOR BENEFITS -	
End of year	$544,194,669

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are 18 or older of HNI Corporation and its wholly owned subsidiaries/divisions: A&M Business Interior Services LLC, Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Contract Resource Group LLC, Corporate Installations Minneapolis LLC, Emerald City Moving & Storage LLC, Fullmer Contract LLC, The Gunlocke Company LLC, Hearth and Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, Installation Technology LLC, Interior Construction Services LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., Omni Workspace Company, Paoli Inc., River Bend Capital Corporation, Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions -- The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $9,020,350 for the 2008 Plan year. In addition, the Company may contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

Participant Accounts -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions with the exception of company ownership contributions.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account.

Investment Options -- Participants may direct the investment of their account balances in any or all of sixteen investment options, which include HNI Corporation common stock, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and thirteen mutual funds. The Fidelity Interest Income Fund is a stable value fund which currently invests in investment contracts offered by approved financial institutions and certain types of fixed income security funds. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution Plan participants to invest and trade their retirement savings in many mutual funds or other types of investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

NOTE 1 - Description of the Plan - continued

Loans to Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance with the exception of employer matching contributions. Loans to participants are included in investments in the statements of net assets available for benefits.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on the accrual basis, a method in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

Investment contracts are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - Summary of Significant Accounting Policies - continued

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2008 and December 31, 2007.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2008	2007
Fidelity Interest Income Fund*		
CDC Financial Products Actively Managed Account (ACT), 3.99% and 4.75%, 39,340,393 and 40,124,492 shares, respectively	$39,313,172	$39,845,660
JP Morgan Chase ACT, 3.99% and 4.75%, 39,340,095 and 40,124,492 shares, respectively	39,340,393	39,845,661
Rabobank Nederland ACT, 3.99% and 4.75%, 39,313,172 and 40,124,492 shares, respectively	39,340,095	39,845,661
State Street Bank and Trust ACT, 3.99% and 4.75%, 39,344,134 and 40,124,492 shares, respectively	39,344,134	39,845,661
HNI Corporation common stock**, 2,578,758 and 2,527,288 shares, respectively	40,847,527	88,606,717
Fidelity Independence Fund*, 3,558,867 and 3,874,860 shares, respectively	50,785,027	109,232,308
Fidelity Diversified International Fund*, 1,298,733 and 1,497,755 shares, respectively	27,935,743	59,760,438
Dow Jones Target 2015, 4,383,065 and 4,437,730 shares, respectively	42,411,136	52,036,823
Dow Jones Target 2025, 7,104,648 and 7,878,225 shares, respectively	63,738,836	98,808,698

* Represents a party-in-interest to the Plan
** Represents a party-in-interest to the Plan and includes company ownership contributions

NOTE 3 – Investments - continued

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation common stock**	$(49,099,832)
Fidelity Independence Fund*	(51,897,261)
Fidelity Diversified International Fund*	(25,440,772)
Spartan U.S. Equity Index Fund*	(9,423,099)
PIMCO Total Return Fund - Institutional Class	(1,867,682)
Davis New York Venture Fund	(14,226,185)
ABF Small Cap Value PA	(6,864,005)
Dow Jones Target Today	(95,141)
Dow Jones Target 2015	(9,101,371)
Dow Jones Target 2025	(26,224,962)
Dow Jones Target 2035	(10,419,994)
Dow Jones Target 2045	(3,771,239)
Spartan International Index Fund - Investor Class*	(2,815,799)
Fidelity U.S. Bond Index Fund*	(21,586)
Vanguard Total Bond Market Signal Fund	19,103
Net Change in Fair Value	$(211,249,825)

* Represents a party-in-interest to the Plan
** Represents a party-in-interest to the Plan and includes company ownership contributions

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Company Stock Fund is as follows:

	2008	2007
HNI Corporation common stock	$40,847,526	$88,606,717
Employer contribution receivable		
Profit sharing and retirement contribution	687,353	963,479
Company ownership contribution	6,564,736	6,592,164
Net Assets - Company Stock Fund	$48,099,615	$96,162,360

NOTE 4 - Company Stock Fund - continued

Changes in net assets of Company Stock Fund:

Employer contributions	
Profit sharing and retirement contribution	$708,330
Company ownership contribution	6,581,067
Participant contributions	1,144,310
Net depreciation in fair value	(49,099,832)
Interest	63,510
Dividends	2,222,419
Benefits paid to participants	(7,502,001)
Expenses	(12,678)
Transfers from Company Stock Fund	(6,637,549)
Transfers to Company Stock Fund	4,469,679
Net Change in Fair Value	$(48,062,745)

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund (the "Fund") is a stable value fund. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the Financial Accounting Standards Board FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Wrap contracts have been purchased to ensure that participants are able to withdraw or transfer funds at contract value. A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant Net Asset Value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemptions of most of the Fund's shares) during a time when the market value of the Fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover participant redemptions and certain other payments (such as Fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees the Fund pays for wrap contracts are a component of the Fund's expenses.

In selecting wrap issuers, Fidelity Management Trust Company ("FMTC"), as investment manager of the Fund, analyzes the proposed terms of the wrap contract and the credit quality of the wrap issuer. Other factors, including the availability of wrap contracts under certain market or competitive conditions, may affect the number of wrap issuers and the terms of the wrap contracts held by the Fund. The Fund may agree to additional limitations on its investments as a condition of the wrap contracts. These may include maximum duration limits, minimum credit standards, and diversification requirements. Generally, as long as the Fund is in compliance with the conditions of its wrap contracts, it may buy and sell covered assets without impacting the contract value of the covered assets. However, a wrap issuer may require that the Fund invest entirely in cash or cash equivalents under certain conditions.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

FMTC normally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. Although FMTC typically enters into wrap contracts with multiple parties, it may have a single wrap issuer for all of the Fund's covered assets. FMTC may terminate and replace wrap contracts under various circumstances, including when there is a default by the wrap issuer.

FMTC purchases wrap contracts for the Fund with the aim of maintaining the contract value of the Fund's bond fund investments. FMTC invests the Fund's assets consistent with the terms of the wrap contracts and the Fund's investment guidelines. As a target, FMTC expects a substantial percentage (up to 99%) of the Fund's assets to be covered by wrap contracts, although FMTC may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using a formula called the "crediting rate." Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new participants will tend to lower the crediting rate and the Fund's return, and redemptions by existing participants will tend to increase the crediting rate and the Fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the Fund will have, for example, less than $10.00 in cash and investments for every $10.00 in NAV. Under these circumstances, cash from new participants will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the Fund's return. Redemptions by existing participants will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the Fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the Fund experiences significant redemptions when the market value is below the contract value, the Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fund might have insufficient assets to meet redemption requests, at which point the Fund would require payments from the wrap issuer to pay further participant redemptions.

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- The establishment of a defined contribution plan that competes with the Plan for employee contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
- Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

The Fund is unlikely to be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering its entire investment portfolio. This could result from the Fund's inability to promptly find a replacement wrap contract with comparable terms following termination of a wrap contract. FMTC will attempt to assess the credit quality of wrap issuers, but there is no guarantee as to the financial condition of a wrap issuer. Wrap contracts are nontransferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets that are in default in excess of a certain percentage of Fund assets (e.g., 5%). In the event that wrap contracts fail to perform as intended, the Fund's NAV may decline if the market value of its covered assets is lower than their contract value.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, FMTC may elect to keep the wrap contract in place until such time as the market value of the Fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC's investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Fund.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund has purchased wrap contracts with each of the companies listed in the chart below:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/08	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
RaboBank				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$38,675,838		
Wrapper	AAA		$71,532	
Total Wrapped Portfolio		$38,675,838	$0	$565,802
CDC				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$38,675,838		
Wrapper	A+		$0	
Total Wrapped Portfolio		$38,675,838	$0	$664,555
JP Morgan Chase				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$38,675,838		
Wrapper	AA-		$47,712	
Total Wrapped Portfolio		$38,675,838	$0	$616,545
State Street Bank & Trust				
Cash		$0		
Tax ID 04-3022712 – EIN# 096 – Fund #5128		$38,675,838		
Wrapper	AA		$52,054	
Total Wrapped Portfolio		$38,675,838	$0	$616,242
All Contracts in Portfolio		$154,703,352	$171,298	$2,463,144

Average yields:	2008	2007
Based on actual earnings	4.46%	4.74%
Based on interest rate credited to participants	3.99%	4.75%

NOTE 6 – Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS No. 157, *Fair Value Measurements.* Statement of Financial Accounting Standards No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level within the fair value hierarchy the investment assets at fair value as of December 31, 2008. As required by SFAS No. 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$172,978,236			$172,978,236
Common Stock	40,847,526			40,847,526
Interest Income Fund		154,874,659		154,874,659
Collective investment funds		134,690,855		134,690,855
Loans to participants			14,407,352	14,407,352
Total	**$213,825,762**	**$289,565,514**	**$14,407,352**	**$517,798,628**

The following table presents a reconciliation of the Level 3 inputs for the year ended December 31, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs
Beginning Balance (as of January 1, 2008)	**$14,788,573**
New Loans Issued by Plan	7,564,575
Rollover Loans Accepted into Plan	100,610
Principal Payments Received	(5,649,768)
Loans (offset) Distributed	(2,424,756)
Loans (defaulted) Deemed Distributed	(4,993)
Other	33,111
Ending Balance (as of December 31, 2008)	**$14,407,352**

Level 3 Investments represent 2.78% of total plan investments at the end of the 2008 plan year. Participants paid interest of $1,166,275 on these loans during the year.

NOTE 7 - Group Annuity Contract for Terminated Participants

A group annuity contract was purchased to fund deferred retirement benefits of certain terminated employees. Benefits under the contract were distributed and the contract was terminated during 2008. The contract, No. 53440, was held by Principal Financial Group ("Principal") and offered investments in a guaranteed fixed fund which guaranteed all deposits against loss and guarantees an annual interest rate. The contract was valued at contract value which represented the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. Contract value is not materially different than fair value. The contract value of $6,268,351 at December 31, 2007, is included in investments in the statement of net assets available for benefits. The average yield and crediting interest rate were approximately 11.39% for 2007. Total benefits paid were $6,732,725.

NOTE 8 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended and restated. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9 - Related Party Transactions

At December 31, 2008 and 2007, the Plan held 2,578,758 and 2,527,288 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $62,224,712 and $62,715,809 at December 31, 2008 and 2007, respectively. Contributions receivable as of December 31, 2008 and 2007 included $7,252,089 and $7,555,643, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2008, the Plan recorded dividend income of $2,222,419 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 10 – Reconciliation of Net Assets to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500;

	2008	2007
Net assets available for benefits per the financial statements	$544,194,669	$793,452,851
Adjustment from contract value to fair value	(2,463,144)	1,115,327
Net assets available for benefits per the Form 5500	$541,731,525	$794,568,178

The following is a reconciliation of the net depreciation (as the bottom table does not represent interest and dividend income) per the financial statements for the year ended December 31, 2008 to Form 5500;

Net depreciation in fair value of investments per the financial statements	$(211,249,825)
Adjustment from contract value to fair value	(3,578,471)
Net depreciation in fair value of investments per the Form 5500	$(214,828,296)

NOTE 10 – Reconciliation of Net Assets to Form 5500 - continued

Net decrease in assets available for benefits per the financial statements	$(249,258,182)
Adjustment from contract value to fair value	(3,578,471)
Net decrease in assets available for benefits per the Form 5500	$(252,836,653)

NOTE 11 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

SUPPLEMENTAL INFORMATION

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN: 42-0617510; PLAN: 001

Identity of Issuer/ Description of Investment		Cost**		Current or Fair Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:				
CDC Financial Products ACT at 4.75%			$	38,675,838
JP Morgan Chase ACT at 4.75%			$	38,675,838
Rabobank Nederland ACT at 4.75%			$	38,675,838
State Street Bank & Trust ACT at 4.75%			$	38,675,838
Fidelity Short Term Investment Fund				3,276,694
Wrap Rebid Value				171,298
Total Fidelity Interest Income Fund				158,151,344
HNI CORPORATION COMMON STOCK, 2,578,758 shares*	$	62,224,712		40,847,526
FIDELITY BROKERAGE LINK*				1,203,033
MUTUAL FUNDS:				
Fidelity Independence Fund*				50,785,027
Fidelity Diversified International Fund*				27,935,743
Spartan U.S. Equity Index Fund				14,559,222
PIMCO Total Return Fund - Institutional Class				34,333,695
Davis New York Venture Fund				19,811,827
ABF Small Cap Value PA				13,369,132
Fidelity Cash Reserves*				587,264
Fidelity Investment Institutional Cash Portfolio: Money Market Fund, Class I*				380,562
Spartan International Index Fund - Investor Class*				3,217,864
Vanguard Total Bond Market Signal Fund				3,518,182
COMMON COLLECTIVE FUNDS:				
Dow Jones Target Today				1,936,019
Dow Jones Target 2015				42,411,136
Dow Jones Target 2025				63,738,836
Dow Jones Target 2035				19,640,538
Dow Jones Target 2045				6,964,326
LOANS TO PARTICIPANTS (maturing from 2008 - 2032, with interest rates from 5% to 10%)*				14,407,352
Total assets held for investment purposes			$	517,798,628

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 22, 2009

By: ______________________________

Steven M. Bradford
Administrative Committee Member and
Vice President, General Counsel and Secretary

BAKER TILLY

Baker Tilly Virchow Krause, LLP
Ten Terrace Ct, PO Box 7398
Madison, WI 53707-7398
tel 608 249 6622
fax 608 249 8532
bakertilly.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 10, 2009, appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2008.

Baker Tilly Virchow Krause, LLP

Madison, Wisconsin
June 10, 2009